82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

04 APR -1 AM 7:21

Santos

04024017

Date: Thu 01 Apr 2004 12:51:23 AM EST

To:
SECURITIES EXCHANGE COMMISSION

SUPPL

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos Weekly Drilling Summary w/e
Thursday 1 April 2004

Number of pages (incl. cover sheet): 2

PROCESSED
APR 06 2004
THOMSON
FINANCIAL

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

dlw 4/5

Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report
ABN 80 007 550 923

Week Ending 01st April 2004

Wildcat Exploration Wells

Jeruk 1

Type	Exploration	
Location	Offshore Indonesia Sampang PSC, East Java Basin. 35km WSW of the Oyong Field and some 40km SE of Surabaya.	
Status at 0600hrs 01/04/04 (Jakarta Time)	Jeruk-1 is being plugged and abandoned following evaluation operations. The well reached a total depth of 5027m with no progress for the week.	
Planned Revised Total Depth	5250m	
Interest	Santos Group	50%
	PT Medco Sampang	50%
Operator	Santos Group	

Enquiries:

Mark Kozned
Investor Relations
Ph: 08 8218 5939
Mobile: 0407 747 908
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 25th March, 2004 Santos Limited also participated in 6 delineation and 13 development wells.
A complete list of Santos' drilling activity is available from www.santos.com